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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Amendment No. 2
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AKTIEBOLAGET ELECTROLUX
(Name of Issuer)

AKTIEBOLAGET ELECTROLUX
(Name of Person(s) Filing Statement)

Common Stock, Par Value SEK 5
American Depositary Shares, each representing two shares of
Common Stock evidenced by American Depositary Receipts
(Title of Class of Securities)

010198208
(CUSIP Number of Class of Securities)

Nina Linander
(Senior Vice President and Group Treasurer)
Cecilia Vieweg
(Senior Vice President and General Counsel)
AB Electrolux
S:t Göransgatan 143
SE-105 45 Stockholm
Sweden
(+46 8 738 60 00)
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
 James M. Bartos, Esq
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP, England
(+44 20 7655 5000)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$46,113,254	$5,842

*
Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation in Swedish Kronor ("SEK") is calculated by the sum of (A) SEK 200, the redemption price per share of Class A common stock, multiplied by (x) 357, the number of shares of Class A common stock held by shareholders located in the United States divided by (y) twenty and (B) SEK 200, the redemption price per share of Class B common stock, multiplied by (x) the sum of (i) 31,855,696, the number of shares of Class B common stock held by shareholders located in the United States, and (ii) 3,411,364, the number of shares of Class B common stock represented by American Depositary Shares divided by (y) twenty. The exchange rate used to convert the Transaction Valuation in SEK to U.S. dollars for purposes of calculating the filing fee is U.S.$1.00 = SEK 7.648, the Federal Reserve noon buying rate on April 29, 2004.

**
The amount of the filing fee equals $126.70 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,842	Filing Party: AB Electrolux
Form or Registration No.: 5–79825	Date Filed: May 4, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), made by AB Electrolux, a company organized under the laws of Sweden, amends the Schedule TO filed by the Company with the Commission on May 4, 2004.

Item 12.	Exhibits.
(a)(5)	Press Release dated May 26, 2004.

2

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AKTIEBOLAGET ELECTROLUX (PUBL)
By:	/s/ MAGNUS YNGEN Name: Magnus Yngen Title: Executive Vice President
By:	/s/ NINA LINANDER Name: Nina Linander Title: Senior Vice President and Group Treasurer
May 26, 2004

3

Exhibit Index

Exhibit Number	Description.
(a)(5)	Press Release dated March 26, 2004.

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Exhibit Index